SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Linhas aéreas inteligentes



Airfinance Journal´s Rio Conference

SEPTEMBER, 2012

Agenda



1. GOL´s Profile
2. Brazilian Aviation Industry Overview
3. The Logic Behind Webjet´s Acquisition
4. What else is GOL doing?
5. Delta Strategic Alliance
6. Future Perspectives

DISCLAIMER



"The material that follows is a confidential presentation of general background information about **GOL Linhas Aéreas Inteligentes S.A.** and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without **GOL's** prior written consent".

01::



GOL OVERVIEW

LARGEST LOW COST AIRLINE IN LATIN AMERICA



(BM&FBovespa: GOLL4 e NYSE: GOL), (S&P: B / Fitch: B+ / Moody`s: B3)

PROFILE

- Low-cost, low-fare platform
- Efficient aircraft utilization
- Largest e-commerce platform in Latin America
- Standardized fleet of B737 next generation aircraft
- Dominant position at Brazil's main airports
- Focus on short-haul flights
- Strong code-share portfolio
- Solid balance sheet
- 63 domestic and 13 internacional destinations

NUMBERS

11 YEARS COMPLETED ON JANUARY 15, 2012

810 FLIGHTS PER DAY

94% OF INTERNET SALES

2Q12 LTM NET REVENUES **R$8.1BILLION**

37% DOMESTIC MARKET SHARE

OVER **35 MILLION** PASSENGERS CARRIED IN 2011

GOL'S MILEAGE PROGRAM, SMILES: MORE THAN **8.7 MILLION** PARTICIPANTS

FLEET **120** OPERATING AIRCRAFT

UTILIZATION RATE 2Q12 **12.0 BLOCK** HOURS

WEBJET – CONSOLIDATION OF GOL'S STRATEGY


webjet

Consolidation in the domestic market - WEBJET

PROFILE

- Low-cost, low-fare platform
- Efficient aircraft utilization
- Standardized fleet of B737 aircrafts
- Strong position at Brazil's main airports
- Focus on short-haul flights
- 17 domestic destinations

NUMBERS

6 YEARS
OF OPERATIONS

140 FLIGHTS PER DAY

9 MONTHS NET REVENUES of **R$835 MILLION**

6% OF TOTAL DOMESTIC SHARE

OVER
5 MILLION PASSENGERS CARRIED IN 2011

FLEET
28 OPERATING AIRCRAFT

UTILIZATION RATE 2Q12
11.0 BLOCK HOURS

GOL IN NUMBERS


GOL

- ✓ Bovespa:GOLL4 and NYSE:GOL *
- ✓ Market Capitalization of R$2.4 billion
- ✓ Free Float of 35%
- ✓ S&P:B / Fitch:B+ / Moody`s:B3
- ✓ R$1.4 billion in Capital Markets Acess (2017 Bond, 2020 Bond and Perpetual Bond)
- ✓ 45 aircrafts under finance leasing
- ✓ 22 operating aircraft lessors + Exim Bank
- ✓ Finance leasing operation supported by Exim Bank (85% of book value)
- ✓ 18,966 employees
- ✓ R$8.1 billion of LTM Net revenues
- ✓ R$575.8 million of LTM EBITDAR
- ✓ Cash Position of R$2.0 billion
- ✓ Gross Debt of R$5.2 billion

GOL
Linhas aéreas inteligentes

* as of June 30, 2012

GOL
Linhas aéreas inteligentes


www.voegol.com

02::

BRAZILIAN AVIATION INDUSTRY
OVERVIEW

DOMESTIC INDUSTRY TIMELINE



Over capacity scenario leads to an unprofitable Brazilian aviation sector



Domestic Capacity (ASK)Growth
Domestic Demand (RPK)Growth
Over Capacity Scenario
Prudent Capacity Addition
8.6%
9.6%
-11.2%
12.0%
22.0%
14.1%
14.1%
11.8%
17.8%
12.7%
11.4%
8.4%
14.5%
14.7%
23.8%
19.2%
15.9%
13.0%
7.4%
7.5%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
7M12
Global Financial Crisis
Negative macroecoencomic environment
Industry positive operanting margin (EBIT)

2001:Transbrasil ´s bankruptcy and GOL started its operations

2003: VASP started to have operating problems

2004: GOL´s IPO

2005: VASP´s bankruptcy

2006: VARIG´s bankruptcy

2007: GOL announced VRG acquisition

2010: TAM announced a merger with LAN and acquisition of Pantanal

2011: GOL announced Webjet acquisition

2011 AND 2012 SCENARIO



Brazilian aviation industry has faced a tough macroeconomic environment

- **Revenue - Side:**
  - ✓ Over capacity scenario
  - ✓ Regulatory landscape
  - ✓ Economy slowdown

- **Cost - Side:**
  - ✓ Landing and navigation fees
  - ✓ Fuel prices
  - ✓ Currency depreciation

RESULTS UNDER PRESSURE

INDUSTRY RESPONSE



Industry is seeking the creation of a more sustainable market on the long term

1. CONSOLIDATION
2. CAPACITY DISCIPLINE
3. PARTNERSHIPS
4. OPERATIONAL EFFICIENCY
5. REVENUES OPORTUNITIES

CONSOLIDATION



GOL

New Deals, Partnerships and Mergers are changing the LatAm aviation sector

RECENTS MOVEMENTS IN BRAZIL

2010: LAN and TAM merger announcement

2010: TAM announced PANTANAL acquisition

2011: GOL announced webjet acquisition

2012: Azul and TRIP merger announcement

ALLIANCES

SKYTEAM › DELTA + 17 Companies Worldwide

oneworld › LAN + 11 Companies Worldwide

STAR ALLIANCE › TAM + 26 Companies Worldwide

LATAM SCENARIO TODAY


Avianca
TACA
Copa Airlines
GOL
LAN
TAM
webjet
Avianca
TRIP
Azul
LAN

OTHER MOVEMENTS IN LATIN AMERICA

- **2007:** GOL announced VRG acquisition
- **2008:** Merger of GOL and VRG air network
  - Azul and Webjet began operating
- **2009:** Avianca and TACA announced merger
- **2010:** TAM entered Star Alliance
  - Avianca-TACA signed agreement with Star Alliance
  - COPA signed agreement with Star Alliance
- **2011:** GOL announced a strategic partnership with Delta
- **2012:** GOL, TAM, Trip, Azul and Avianca created "Abear" (Airlines Brazilian Association)



03::

THE LOGIC BEHIND WEBJET´S ACQUISTION

COMPANY'S DOMINANT POSITION IN THE WORLD CUP AIRPORTS



GOL Linhas aéreas inteligentes

Largest route network in Latin America with high frequency in major cities

AIRPORTS SLOTS IN WORLD CUP'S AIRPORTS



Cities hosting Football World Cup games

#	Airport	GOL	TAM	Others
1	Congonhas (Restricted Airport)	117	107	24
2	Guarulhos (Restricted Airport)	105	96	45
3	Santos Dumont (Restricted Airport)	65	52	65
4	Galeão	83	57	31
5	Brasilia	93	93	44
6	Confins	63	24	74
7	Salvador	55	30	45
8	Porto Alegre	38	27	38
9	Recife	34	30	32
10	Curitiba	52	31	45
11	Fortaleza	29	33	14
12	Natal	11	12	8
13	Manaus	14	15	16
14	Cuiabá	8	8	35

Subtitle: GOL / webjet; TAM; Others

(1) INFRAERO
(2) Source: Hotrans approved on 07/01/2012
(3) Source: ANAC Annual Report

- Cabotage operations (ex GIG-POA-Foreign) are considered as domestic
- Only Friday frequencies were considered
- TAM consolidates Tam Group + Pantanal

FLEET FLEXIBILITY

EFFORTS TOGETHER WITH WEBJET LESSORS TO EARLY RETURNS



On June 30th, 2012, the Company had 90 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing.

There is no change in GOL´s fleet plan in order to attend the big events in the coming years. GOL will improve even more its efficiency to support the traffic created by the big events

Fleet Plan End of Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
TOTAL FLEET	**150**	**138**	**136**	**140**

(1) It is present in the total fleet, but is not part of the fleet operating



Model	Seats	Fuel Consumed (1)	Carbon emissions (2)
737-300	148	3.5	88
737-800	186	2.8	70

B737-800: More efficient aircraft

(1) Liters per 100 pass-Km
(2) g CO_2 per pass-Km
(3) Fonte: Boeing Company

The plan considers the anticipated returns of aircraft Boeing 737-300 which are in operation at Webjet and replacing them with Boeing 737-700/800 Next Generation*

*According to the purchase order for the existing aircraft with GOL Boeing.

GOL
Linhas aéreas inteligentes


Gollog

04::

WHAT ELSE IS GOL DOING?

CAPACITY DISCIPLINE:

NEW GROWTH REALITY

Change in behavior of GOL's traffic data due to the reduction of flights



3.6%
+3.0 pp
+1.8 pp
0.3%
2012
Guidance
1T12
2T12
JULHO *
-2%
-
-4.5%
-4.7%
-3.9%
-5.8 pp
-7.0%
-9.2%
ASK Growth 12 vs. 11
RPK Growth 12 vs. 11
Load Factor Growth (12 vs. 11)

DURING 2Q12, GOL OPERATIONALIZED ITS STRATEGY TO REDUCE CAPACITY IN THE DOMESTIC MARKET AND, AS A RESULT, INCREASE LOAD FACTOR

*Preview number for July/2012

PARTNERSHIPS:
SMILES DEVELOPMENT



GOL

SMILES: Hidden asset gives high flexibility potential

Strategic Airline Partnerships

- ✓ Increases traffic to GOL's network
- ✓ Additional value to SMILES: long-haul flights
- ✓ Integration of mileage program
- ✓ 81% YOY growth on redemption
- ✓ Over 180 partners
- ✓ Over 8.7 mm clients

Miles Redemption Through Website

- ✓ Easier and more convenient way to issue tickets
- ✓ Alternative Miles redemption by call center

Flight to Miami

- ✓ **100%** of Tickets Sold

Main Airline Partners

	Accrual	Redemption
DELTA	✓	✓
AIRFRANCE	✓	✓
KLM	✓	✓
AmericanAirlines	✓	✓
QATAR AIRWAYS	✓	Set/12

Main Financial Partners

Banco do Brasil | Bradesco Cartões
COBRANDED

Itaú | Santander | HSBC | CAIXA | citi | American Express

OPERATIONAL EFFICIENCY :
FOCUS ON COSTS



The positive impact of these actions will occur mainly on the 2H12

Employee/Aircraft



138
138
138
143
142
141
140
138
138
138
137
137
138
137
136
133
130
126
2012
2011
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

It considers Webjet's pro-forma data since October 3, 2011

IN RESPONSE TO A CHALLENGING MACROECONOMIC SCENARIO, GOL RESIZED ITS ROUTE NETWORK AND REVIEWED ITS ORGANIZATIONAL STRUCTURE, STAFF AND FIXED COSTS.

REVENUES OPORTUNITIES



New portfolio of ancillary revenues: key to recovery profitability

KEY INITIATIVES

- CARGO
- BUY ON BOARD
- SMILES
- SPECIAL SEATS BOOKING
- MAINTENANCE SERVICES
- BAGAGES FEES
- ADDITIONAL SERVICES (via website)

ANCILLARY REVENUE COMPARISON

REVENUES PER LAST FILING


31%
21%
21%
9%
13%
Allegiant
Ryanair
EasyJet
JetBlue

Source: Companies' filings

ANCILLARY REVENUE

IN R$ MILLION


379.6
24,0%
470.5
6M11
6M12

BREAKDOWN OF NET PASSENGER AND ANCILLARY REVENUES


8%
8%
11%
10%
11%
92%
92%
89%
90%
89%
2007
2008
2009
2010
2011
PASSENGER
ANCILLARY

05::

DELTA STRATEGIC ALLIANCE



STRENGTHENING OF OPERATIONAL SYNERGIES BETWEEN THE COMPANIES



In 2014,Brazil will be under "open skies scenario". The USA-BRA traffic will boost GOL´s domestic route network

➔AN INCREASE IN THE SCOPE OF THE CODE-SHARE AGREEMENT (FLIGHT SHARING)

- GOL use its code for delta's flights between Brazil, United States and others
- Delta use its code for gol's flights (Brasil, Caribe, América do Sul)

➔ COORDINATION OF FLIGHT SCHEDULES

- Increase the attractiveness of the companies joint services
- Facilitating flight connections, cargo and passenger
- 400 destinations in over 70 countries served by GOL and Delta

➔JOINT COMMERCIAL AND PROMOTIONAL ACTIVITIES

➔TRANSFER OF THE LEASE OF TWO REMAINING BOEING 767 AIRCRAFT IN GOL´S FLEET

- Transfer of leasing and spare parts

➔EXPLORING SYNERGIES IN PASSENGER SERVICES, MAINTENANCE AND LOGISTICAL SUPPORT

➔ELECTION OF A DELTA REPRESENTATIVE TO THE COMPANY'S BOARD OF DIRECTORS AS LONG AS DELTA HOLDS AT LEAST 50% OF THE ADSS ACQUIRED IN THE INVESTMENT

06::

FUTURE PERSPECTIVES



GOL
Linhas aéreas inteligentes


www.voegol.com

INFRASTRUCTURE

INFRASTRUCTURE IMPROVEMENTS



Privatization boosts international and domestic traffic in a GOL's well positioned airport

PRIVATIZATION: FIRST ROUND

- GUARULHOS
- BRASÍLIA
- VIRACOPOS (SÃO PAULO)

NEXTS AIPORTS: MODEL TO BE DEFINED

- GALEÃO (RIO DE JANEIRO)



GUARULHOS – SÃO PAULO

- ✓ Privatization's investments benefit GOL's strong position in Guarulhos
- ✓ Boosts international and domestic traffic
  - Construction of a terminal to attend at least **7 million** passengers per year
  - Increase of international passengers by allowing **larger aircraft** to operate in Guarulhos.
  - Improvement in **domestic demand** by international passengers in flight connections

BRAZILIAN AIRPORTS PRIVATIZATION

PRIVATIZATIONS WILL IMPROVE THE LEVEL OF AIRPORTS SERVICES IN BRAZIL


GOL

	CUMBICA (Guarulhos)	VIRACOPOS	JUSCELINO KUBITSCHEK
CITY	SÃO PAULO	CAMPINAS (SÃO PAULO)	BRASÍLIA
CONCESSION	Consórcio Invepar ACSA	Consórcio Aeroportos Brasil	Consórcio InfrAmérica
FINAL PRICE	16,213 bn	3,82 bn	4,51 bn
GOODWILL	373.51%	159.75%	673.39%
TERM CONCESSION	20 Years	30 Years	25 Years
INVESTMENT TO THE WORLD CUP	1.38 bn	873.05 mn	626.53 mn
TOTAL INVESTMENTS	4.6 bn	8.7 bn	2.8 bn
ADDITIONAL FEE TO FNAC*	10% of Annual Gross Revenue	5% of Annual Gross Revenue	2% of Annual Gross Revenue
MANDATORY WORK FOR THE WORLD CUP	Construction of a terminal to attend at least 7 million passengers per year	Construction of a terminal to attend at least 5,5 million passengers per year	Construction of a terminal to attend at least 2 million passengers per year
	Construction of an area to 32 aircrafts	Construction of an area to 35 aircrafts	Construction of an area to 24 aircrafts
	Construction of 2,200 parking spaces	Construction of 4,500 parking spaces	Construction of 2,400 parking spaces
	Expansion of the runway for aircraft maneuver	Expansion of the runway for aircraft maneuver	Expansion of the runway for aircraft maneuver

*Fundo Nacional de Aviação Civil (National Civil Aviation Fund)

GUARULHOS, VIRACOPOS AND BRASÍLIA MEET TOGETHER FOR THE MOVEMENT OF 30% OF ALL PASSENGERS, 57% OF CARGO AND 19% OF BRAZILIAN AIRCRAFT

Linhas aéreas inteligentes



BRAZILIAN MARKET

THE STRENGTH OF THE DOMESTIC MARKET

THE NEW MIDDLE CLASS REPRESENTS THE MAJORITY OF THE BRAZILIAN POPULATION

THE NEW MIDDLE CLASS ACCOUNTS FOR 46% OF THE PURCHASING POWER AND HAS SURPASSED THE HIGH CONSUMER CLASSES



62.1% 63.0% 55.0% 54.5% 54.2% 53.6% 53.6% 55.9% 53.6% 53.1% 54.9% 52.6% 49.9% 45.7% 40.4% 38.9% 34.4% 33.2%
32.5% 31.0% 36.5% 36.7% 37.0% 37.4% 36.1% 38.1% 38.6% 37.6% 39.8% 41.8% 45.7% 46.9% 49.2% 50.5% 53.6% 55.1%
5.4% 6.0% 8.5% 8.8% 8.8% 9.0% 8.0% 8.3% 8.3% 7.6% 7.7% 8.3% 9.4% 9.7% 10.4% 10.6% 12.0% 11.8%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
HIGH END
MIDDLE CLASS
LOW END

Class	Below	Above
E – Low end	R$0	R$751
D - Low end	R$751	R$1,200
C – Middle Class	R$1,200	R$5,174
B - High End	R$5,174	R$6,745
A – High End	R$6,745	>

Source:
(1) Social Politics Center of FGV - Microdata of PNAD and PME/IBGE
(2) IBGE and Bradesco Bank

AIR TRANSPORTATION CONTINUOUS GROWTH



GOL Linhas aéreas inteligentes

Brazilian aviation market has an extremely potential of growth

PASSENGERS PENETRATION PER COUNTRY

DOMESTIC PASSENGERS CARRIED / POPULATION



3.5
3
2.5
2
1.5
1
0.5
0
AUSTRALIA
UK
SPAIN
US
CANADA
JAPAN
CHILE
MEXICO
BRASIL
SOUTH AFRICA
CHINA

Source: IATA 2010 UM,IMF, ANAC,JAC,DGAC

ADDRESSABLE MARKET



ADDRESSABLE MARKET
NON-ADDRESSABLE MARKET
197
6.8%
207
131
18.7%
153
66
54
2012E
2020E

Source: FGV and IBGE

GOL x INTERSTATE BUS COST-BENEFIT COMPARISON

São Paulo - Fortaleza		
Fare (One Way)	R$387	R$249
Time	50 Hours	3 Hour
São Paulo - Salvador		
Fare (One Way)	R$286	R$266
Time	32 Hours	2h30 min

LOWEST FARES CONSULTED IN MAY 12, CONSIDERING TWO MONTH EARLY BOOKING

FINAL REMARKS



GOL

GOL remains confident on the Brazilian civil aviation market

Continuity and Development of the **Strategy:**

- **Cost** Advantage
- **Service:** Safety, Satisfaction and Convenience
- New Market Reality: **Capacity Reduction**
- **Webjet:** Synergies and Best Practices
- **Liquidity:** Total Cash of R$2.0 billion on 2Q12
- Position at the **Main Airports**

Opportunities in **Development:**

- **Delta** Commercial Agreement Evolution
- **SMILES:** Priority project
- New **Revenue Opportunities**


GOL

"BACK ON TRACK"

GOL INVESTOR RELATIONS
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

GOL Linhas aéreas inteligentes

THANK YOU!